DC



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05047581

March 14, 2005

Bryan J. Pechersky
Corporate Secretary and
Deputy General Counsel
Unocal Corporation
2141 Rosecrans Avenue, Suite 4000
El Segundo, CA 90245

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/14/2005

Re: Unocal Corporation

Dear Mr. Pechersky:

This is in regard to your letters dated March 11, 2005 and March 14, 2005 concerning the shareholder proposal submitted by Christian Brothers Investment Services, Inc.; the Congregation of the Sisters of Charity of the Incarnate Word Houston; the Sisters of St. Dominic of Caldwell, New Jersey; Neva R. Goodwin; the Sisters of Mercy of the Americas; the Sisters of St. Francis of Assisi; and the Unitarian Universalist Association of Congregations for inclusion in Unocal's proxy materials for its upcoming annual meeting of security holders. Your letters indicate that the proponents have withdrawn the proposal, and that Unocal therefore withdraws its January 20, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

cc: John K.S. Wilson
Director – Socially Responsible Investing
Christian Brothers Investment Services, Inc.
90 Park Avenue
29th Floor
New York, NY 10016-1301



Bryan J. Pechersky
Corporate Secretary
Tel: 310.726.7753
Fax: 310.726.7696
bpechersky@unocal.com

January 20, 2005

BY FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Unocal Corporation
Stockholder Proposal Regarding Greenhouse Gas Emissions

Ladies and Gentlemen:

On behalf of Unocal Corporation, a Delaware corporation (the "Company"), enclosed please find six copies of this letter pursuant to Rule 14a-8(j)(2) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In compliance with Rule 14a-8(j)(1), this letter is submitted at least eighty (80) calendar days prior to the Company's anticipated date of filing its definitive proxy statement and form of proxy relating to its 2005 Annual Meeting.

Pursuant to Rule 14a-8(f) as promulgated by the Securities and Exchange Commission (the "SEC") under the Exchange Act, the Company believes it is proper and intends to omit from its 2005 proxy materials the enclosed stockholders' proposal regarding the Company's response to rising regulatory, competitive, and public pressure to significantly reduce greenhouse gas emissions, a copy of which is attached as **Appendix A** (the "Proposal"), due to the fact that the Proposal has been substantially implemented by the Company. The Proposal was submitted on behalf of Christian Brothers Investment Services, Inc. (lead proponent), Sisters of Charity of the Incarnate Word, Sisters of St. Dominic of Caldwell New Jersey, Neva R. Goodwin, Sisters of Mercy of the Americas, Sisters of St. Francis of Assisi, and Unitarian Universalist Association of Congregations (the "Proponents").

The Proposal specifically requests "that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2005."

The Proposal Has Been Substantially Implemented

Rule 14a-8(i)(10) permits the Company to omit proposals from its proxy materials if the proposal has already been "substantially implemented" by the Company (Securities Exchange Act Release. No. 20091 (Aug. 16, 1983)). The Company's Corporate Responsibility Committee, which is comprised exclusively of independent directors and is chaired by the Board's independent Vice Chairman, has spent substantial time assessing the Company's position on the issue of reducing greenhouse gas emissions, including as a result of regulatory, competitive and public pressure, and communicating those assessments to the Company's stockholders and the public at large. In fact, the IRRC (Investor Responsibility Research Center), which provides proxy research and analysis to institutional investors, corporations, law firms, foundations, academics and other organizations, stated in a 2004 report: "Among U.S. oil companies, Unocal has set the performance benchmark on climate change, having taken eight of the 14 actions on the Climate Change Governance Checklist. It stands alone among oil companies in several categories." A copy of the relevant section of the IRRC's report is attached as **Appendix B** to this letter.

Corporate Responsibility Committee. In 1998, the Company's Board of Directors established a Corporate Responsibility Committee (the "Committee"), which expanded the responsibilities of the then-existing Health, Environment and Safety Committee to cover a broader array of corporate responsibility matters. The Committee oversees the Company's policies, practices and programs related to health, environment, safety, human resources, community relations and development and ethical conduct. The Committee's responsibilities include analyzing the strategic direction of the Company's corporate responsibility programs and reporting its findings to management and the stockholders. The Committee consists of exclusively independent directors affirmatively determined by the full Board of Directors to meet the independence requirements of the New York Stock Exchange. The Committee meets at least four times per year. A copy of the Committee's charter is attached as **Appendix C** to this letter.

Assessments of the Company's Policies. The Committee has direct oversight responsibility for climate change and other environmental affairs. These oversight responsibilities have included considering the Company's competitive position relative to its peers on greenhouse gas issues. The Committee oversees senior management to plan and implement the Company's greenhouse gas and climate change strategy. The Company has a committee of senior managers tasked with responsibilities on climate changes issues. Under the Committee's oversight, the Company: 1) tracks and publicly reports its greenhouse gas emissions; 2) reviews and assesses this data; and 3) pursues responsible and cost-effective opportunities to control and reduce greenhouse gas emissions from operations, including emissions trading activities. These assessments have resulted in Company efforts to develop specific activities to reduce greenhouse gas emissions, such as the promotion and use of clean fuels including natural gas and ultra low emission sources of renewable energy such as geothermal energy. The Company has successfully implemented many significant voluntary programs to reduce such emissions. The Company also actively participates in multiple industry and environmental associations which address the general climate change issue, including the International Petroleum Industry Environmental Conservation Association, the World Business Council for Sustainable Development, American Petroleum Institute and International Emissions Trading Association. In addition, the Company has been commended by the U.S. Government for its involvement in the U.S. Environmental Protection Agency Natural Gas STAR program, a voluntary initiative to reduce methane emissions from oil and gas production in the United States.

Reports to the Stockholders. The Company makes regular, widely disseminated reports to its stockholders regarding the Company's positions on, and actions with respect to, greenhouse gas emissions. Under the direct oversight and involvement by the Committee, the Company: 1) includes a statement on climate change issues in its Annual Report on Form 10-K as filed with the SEC, which Form 10-K is distributed to its stockholders; 2) includes a prominent link on the first page of its web site (unocal.com) to the Company's Global Climate Change statement; and 3) prepares and publishes, after prior review and approval by the Committee, a biannual Corporate Responsibility Report which includes a section on Environmental Stewardship that explicitly addresses global climate change and greenhouse gas emissions. Copies of the Company's reports described above are attached as **Appendix D**. The Company and the Committee are also currently developing a brochure detailing the Company's latest activities on climate change, clean energy and greenhouse gas emissions. The brochure is expected to be completed by May 2005 and will be posted on the Company's web site and available in print.

Conclusion. The Proposal inaccurately suggests that the Company does not have an independent committee of directors charged with assessing the Company's position on greenhouse gas emissions, and that the Company has not effectively communicated its position to stockholders. In fact, as described above and illustrated in the attachments to this letter, the Company takes greenhouse gas emissions very seriously and, under the oversight of an independent committee of the Board, already has an industry-leading program of assessment and concrete actions to deal with greenhouse gas emissions and climate change. In addition, the Company has already made extensive disclosures to its stockholders about its position on greenhouse gas emissions and its efforts to reduce emissions, and the Company has plans to make substantial, additional disclosures. We also note that the staff approved a request by Exxon Mobil Corporation to exclude the same proposal from its proxy statement in 2004 in reliance on Rule 14a-8(i)(10) for reasons very similar to those described in this letter. See Exxon Mobil Corporation (March 18, 2004). For these reasons, we believe that the Proposal has been substantially implemented and may be properly excluded from the Company's 2005 proxy statement.

Based on the foregoing analysis, we respectfully request that the staff confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's 2005 proxy statement. We would be happy to provide you with additional information and answer any questions that you may have regarding this subject. In the event you disagree with our position, we would appreciate it if you could contact the undersigned at (310) 726-7753. You may also fax any correspondence to the undersigned at (310) 726-7696. The Company undertakes to promptly forward any such correspondence from the SEC to the Proponents. The Company reserves the right to submit additional bases upon which the Proposal may properly be omitted from the proxy statement.

Please acknowledge receipt of the foregoing by stamping the accompanying copy of this letter and returning it in the enclosed self-addressed stamped envelope.

Sincerely,



Bryan J. Pechersky
Corporate Secretary and Deputy General Counsel

Enclosures

cc: See Attached Proponent List

Mr. John K.S. Wilson
Director – Socially Responsible Investing
Christian Brothers Investment Services, Inc.
90 Park Avenue, 29th Floor
New York, New York 10016-1301

Sister Lillian Anne Healy, CCVI
Director of Corporate Social Responsibility
Sisters of Charity of the Incarnate Word
P. O. Box 230969
6510 Lawndale
Houston, Texas 77223-0969

Ms. Patricia A. Daly
Corporate Responsibility Representative
Sisters of St. Dominic of Caldwell New Jersey
Office of Corporate Responsibility
52 Old Swartswood Station Road
Newton, New Jersey 07860-5103

Ms. Neva R. Goodwin
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
New York, New York 10112

Sister Katherine Marie Glosenger, RSM
Treasurer
Sisters of Mercy of the Americas
2039 North Geyer Road
St Louis, Missouri, 63131-3399

Sister Irene Senn
Corporate Responsibility Agent
The Sisters of St. Francis of Assisi
3221 South Lake Drive
St. Francis, Wisconsin 53235-3799

Mr. Jerry Gabert
Treasurer and Vice President of Finance
Unitarian Universalist Association of Congregations
25 Beacon Street
Boston, Massachusetts 02108

Appendix A

Unocal – Climate Change

WHEREAS:

The American Geophysical Union, the world's largest organization of earth, ocean and climate scientists, states that it is now "virtually certain" that global warming is caused by emissions of greenhouse gases (GHG) and that the warming will continue.

A 2004 report by the Bush Administration's Climate Change Science Program stated that increases in human-derived GHG emissions are the only likely explanation for global warming over the past three decades.

The Environmental Protection Agency's "Climate Action Report – 2002," concluded that climate change poses risks to coastal communities due to sea level rise, water shortages, and increases in the heat index and frequency of heat waves.

Polls conducted in 2003 and 2004 found that 75-80% of Americans favor mandatory controls on GHG emissions.

Carbon regulation is growing. The Kyoto Protocol will enter into force in 2005. At least half of U.S. states are addressing global warming, through legislation, lawsuits or programs initiated by governors.

A 2004 Conference Board report declared, "The global economy will become less carbon-intensive over time...The real questions are what the pace of the transition will be and who will be the winners and losers...[B]usinesses that ignore the debate over climate change will do so at their peril."

We believe our industry is highly exposed to climate change risk; over half of GHG emissions in the US are from oil and gas combustion, according to the Energy Information Administration.

Analysts at Goldman Sachs, Deloitte & Touche, Booz Allen, McKinsey, Banc of America, WestLB Panmure have publicly recognized the growing financial risks of climate change, and have raised concerns about companies that do not adequately disclose these risks.

Industry leaders such as Shell, BP, ConocoPhillips, Statoil, Amerada Hess and Suncor are taking actions to reduce their exposure to climate related risks, including assuming a cost for carbon in their strategic planning, reporting on and reducing their GHG emissions, engaging in emissions trading, and investing in renewable energy. BP reports that its emissions reduction activities have generated savings with an NPV of $650 million.

According to *Oil and Gas Investor,* the industry's environmental record is hurting its ability to attract strong employees. Companies like BP claim that their proactive stance on climate change helps to recruit and retain quality employees.

Unocal has made investments in geothermal energy, which could be the basis for a competitively positioned renewables strategy.

RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2005.

SUPPORTING STATEMENT:

We believe management has a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its response to climate change. We believe taking early action to reduce emissions and prepare for standards could provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory and litigation risk, and reputation damage.



CBIS

Christian Brothers Investment Services, Inc.

BRYAN J. PECHERSKY

DEC 01 2004

November 30, 2004

Charles Williamson, Ph.D.
Chairman of the Board
Chief Executive Officer
Unocal Corporation
2141 Rosecrans Avenue, Suite 4000
El Segundo, California 90245

RE: Agenda Item for 2005 Annual Shareholder Meeting

Dear Dr. Williamson:

Please include the enclosed proposal in the Company's Proxy Statement and Form of Proxy relating to the 2005 Annual Meeting of Stockholders of Unocal Corporation. A representative of Christian Brothers Investment Services, Inc. (CBIS) will present this resolution to the assembled stockholders.

Also enclosed is certification from our Custodian, Mellon Bank, of our long position of 135,500 shares and the fulfillment of the market value amount and time requirements of SEC Rule 14a-8. CBIS intends to fulfill all requirements of Rule 14a-8, including holding the requisite amount of equity through the date of the 2005 Meeting.

It is our understanding that this resolution may also be filed by Sisters of Saint Francis of Assisi, and possibly by others. Therefore, we are not submitting a separate proposal but are co-sponsoring this resolution with these groups. The undersigned representative of CBIS has been designated the lead filer and primary contact on this matter.

Sincerely yours,

John K.S. Wilson
Director - Socially Responsible Investing

cc: Samuel Gillespie, Senior VP, Chief Legal Officer, Counsel, Secretary, Unocal

Pls send orig mail for his records

ROSA M DENNIS
DEC 1 2004

New York
90 Park Avenue
29th Floor
New York, NY
10016 - 1301
Tel: (800) 592-8890
Tel: (212) 490-0800
Fax: (212) 490-6092

Chicago
1200 Jorie Boulevard
Suite 210
Oak Brook, IL
60523 - 2262
Tel: (800) 321-7194
Tel: (630) 571-2182
Fax: (630) 571-2723

San Francisco
One Embarcadero Center
Suite 500
San Francisco, CA
94111 - 1111
Tel: (800) 754-8177
Tel: (415) 623-2080
Fax: (415) 623-2070

xc: B. Pechersky 12/1/04



CONGREGATION
of the
SISTERS of CHARITY of the INCARNATE WORD
P.O. BOX 230969 • 6510 LAWNDALE • HOUSTON, TEXAS 77223-0969
(713) 928-6053 • (713) 921-2949 FAX

December 8, 2004

Mr. Charles R. Williamson, CEO
Unocal Corporation
2141 Rosecrans Avenue, Suite 4000
El Segundo, CA 90245

RE: Shareholder Resolution for 2005 Annual Meeting

Dear Mr. Williamson,

As Director of Corporate Social Responsibility for the Congregation of the Sisters of Charity of the Incarnate word Houston, I am hereby authorized to notify you of our intention to submit the shareholder proposal on Global Warming in coordination with John K. Wilson of Christian Brothers Investment Services who shall serve as the primary contact of the shareholder group. We hereby support its inclusion in the proxy statement in accordance with Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Congregation of the Sisters of Charity of the Incarnate Word Houston is the beneficial owner of 100 shares of Unocal Corporation stock. Verification of beneficial ownership will be forwarded under separate cover. We have held stock for over one year and plan to continue to hold shares through the 2005 shareholder meeting.

Sincerely,

Sister Lillian Anne Healy, CCVI
Director of Corporate Social Responsibility

cc: Julie Wokaty, ICCR Director of Publications
John Wilson, Christian Brothers Investment Services

Sisters of St. Dominic of Caldwell New Jersey

Office of Corporate Responsibility
52 Old Swartswood Station Road
Newton, NJ 07860-5103

973 579-1732 voice
973 579-9919 fax
tricri@mindspring.com

December 9, 2004

Mr. Charles R. Williamson, CEO
Unocal, Corp.
2141 Rosecrans Avenue
Suite 4000
El Segundo, CA 90245

Dear Mr. Williamson:

The Dominican Sisters of Caldwell have long been concerned with the oil industry about GHG emissions. I look forward to the upcoming meeting with Unocal executives in early January. I trust that the enclosed resolution will help focus our continued dialogue and encourage a commitment to more significant investment in renewables.

The Community of the Sisters of St. Dominic of Caldwell, NJ is the beneficial owner of one hundred (100) shares of Unocal, which we intend to hold at least until after the next annual meeting. Verification of ownership is attached.

I am hereby authorized to notify you of our intention to co-file the attached proposal asking our Board of Directors to report on emissions, for consideration and action by the stockholders at the next annual meeting. I hereby submit it for inclusion in the proxy statement in accordance with rule 14-a-8 of the general rules and regulations of The Securities and Exchange Act of 1934.

John Wilson of Christian Brothers Investment Services will serve as the primary contact for these concerns.

Sincerely,



Patricia A. Daly, OP
Corporate Responsibility Representative

Neva R. Goodwin
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
New York, NY 10112

December 10, 2004

Charles Williamson, Ph.D.
Chairman of the Board
Chief Executive Officer
Unocal Corporation
2141 Rosecrans Avenue, Suite 4000
El Segundo, California 90245

RE: Shareholder Resolutiom – Global Warming

Dear Dr. Williamson:

I, Neva Goodwin, am a beneficial owner of 100 shares of Unocal. I will own this stock at least through the annual meeting at which I, or my proxy, will attend. Verification of ownership of this stock for at least one year will be sent under separate cover.

I hereby cofile the enclosed resolution for inclusion in the Company's Proxy Statement and Form of Proxy relating to the 2005 Annual Meeting of Stockholders of Unocal Corporation. Christian Brothers Investment Services, Inc. (CBIS) has been designated as the primary filer on this resolution. It is my understanding that this resolution may also be filed by Sisters of Saint Francis of Assisi, and possibly by others. To that end, I am not submitting a separate proposal, but am co-sponsoring this resolution with this group.

All correspondence should be addressed to John K.S. Wilson of CBIS, lead filer and primary contact on this matter. However, I reserve the right to be notified separately in all communication the Company has with proponents on this matter.

Sincerely yours,

Neva Goodwin

cc: Samuel Gillespie, Senior VP, Chief Legal Officer, Counsel, Secretary, Unocal
John K.S Wilson, Director – Socially Responsible Investing, CBIS



Sisters of Mercy of the Americas
Hermanas de la Misericordia de las Américas

Regional Community of St. Louis

2039 North Geyer Road
St. Louis, MO 63131-3399
314-966-4313
Fax 314-966-2298


Mercy
CRI

Committee for Responsible Investment

December 6, 2004

BRYAN J. PECHERSKY
DEC 13 2004

Mr. Charles R. Williamson, CEO
Unocal Corporation
2141 Rosecrans Avenue, Suite 4000
El Segundo, CA 90245

Dear Mr. Williamson:

The Sisters of Mercy are concerned about the changes in the environment and the role our company plays in these changes. We therefore believe that Unocal should organize a committee to assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions.

The Sisters of Mercy are beneficial owners of 100 shares of Unocal Corporation Common stock. Verification of ownership is enclosed. We intend to retain at least 100 shares of Unocal Corporation stock through the date of the 2005 annual meeting.

I am hereby authorized to notify you of our intention to jointly file the enclosed resolution with Christian Brothers Investment Services. I trust that it will be considered for action by the shareholders at the 2005 annual meeting. We would appreciate your indicating in the proxy statement that we are a sponsor of this resolution. I hereby submit the resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the general rules and regulations of the Securities and Exchange Act of 1934.

A representative of the filers will attend the shareholders meeting to move the resolution. Please note the contact person for this resolution will be: John Wilson. His telephone number is 212-490-0800 ext. 118, fax number 212-490-6092 and his address is 90 Park Avenue, 29th Floor, New York, NY 10016.

Please contact me at the above address if you require additional information.

Sincerely,

S. Katherine M. Glosenger, RSM

Sister Katherine Marie Glosenger, RSM
Treasurer

SKMG/jr
Enclosure

CC: John Wilson
Julie Wokaty, ICCR
Leslie Lowe, ICCR
Susan Jordan, SSND

ROSA M [illegible]
DEC 13 2004

RECEIVED
DEC 17 2004
JUDY HOWICK

BRYAN J. PECHERSKY
DEC 13 2004

December 6, 2004

Charles Williamson, Ph.D.
Chairman of the Board
Chief Executive Officer
Unocal Corporation
2141 Rosecrans Avenue, Suite 4000
El Segundo, California 90245

RE: Agenda Item for 2005 Annual Shareholder Meeting

Dear Dr. Williamson:

As Corporate Responsibility Agent for the Sisters of St. Francis of Assisi, I am authorized to submit the enclosed resolution in conjunction with Christian Brothers Investment Services, Inc. (CBIS), for inclusion in the proxy statement for the 2005 Annual Meeting. This is done in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at that annual meeting.

The Sisters of St. Francis of Assisi are the beneficial owners of 100 shares of Unocal common stock and will retain such stock through the company's next annual meeting. A letter of verification will be sent under separate cover.

We would welcome continued dialogue with the company on the matter we wish to set before the shareholders.

Sincerely,



Irene Senn
Corporate Responsibility Agent

enc: Resolution

cc: John Wilson, CBIS
Samuel Gillespie, Senior VP, Chief Legal Officer, Counsel, Secretary, Unocal



the Sisters of St. Francis of Assisi

3221 South Lake Drive St. Francis, WI 53235-3799 Fax 414.744.7193 Phone 414.744.1160
www.lakeosfs.org

25 Beacon Street, Boston, Massachusetts 02108, USA
(617) 742-2100 FAX (617) 367-3237
http://www.uua.org

Jerry Gabert
Treasurer and Vice President of Finance

December 13, 2004

Charles Williamson, Ph.D.
Chairman of the Board
Chief Executive Officer
Unocal Corporation
2141 Rosecrans Avenue, Suite 4000
El Segundo, California 90245

RE: Agenda Item for 2005 Annual Shareholder Meeting

Dear Dr. Williamson:

On behalf of the Unitarian Universalist Association of Congregations, we are hereby cofiling the enclosed resolution requesting that Unocal Corporation management carefully assess and disclose to shareholders all pertinent information on its response to climate change. We believe action taken now to reduce emissions and prepare for standards could well provide competitive advantages.

As the owner of 100 shares of the Unocal Corporation common stock, the UUA expects to hold its shares through the time of the annual meeting and a certificate confirming ownership will be sent, if requested. We expect that a representative of Christian Brothers Investment Services, Inc. (CBIS) will be available to present this resolution to the assembled stockholders.

It is our understanding that this resolution may also be filed by Sisters of Saint Francis of Assisi, and possibly by others. Therefore, we are not submitting a separate proposal but are co-filing the resolution with these groups.

Sincerely yours,



Jerry Gabert
Treasurer and Vice President Finance





Corporate Social Issues Reporter

June/July 2004

Environment
Return to "In This Issue"

Investors Reward Oil Firms for Climate Planning

* * *

Unocal Sets the Standard:

While the votes at Marathon, Anadarko and Apache suggest that many shareholders are dissatisfied with the state of climate change disclosure at these companies, the opposite appears to be true at Unocal, where only 6.8 percent of the votes cast were in favor of the climate change proposal. Among U.S. oil companies, Unocal has set the performance benchmark on climate change, having taken eight of the 14 actions on the Climate Change Governance Checklist. It stands alone among oil companies in several categories.

For example, Unocal Chairman, CEO and President Charles Williamson, has spoken out on climate change—and in a proactive way. In February 2004, he posted a statement on the company's website in which he declared: "We take the issue of global climate change and greenhouse gas emissions seriously. Cost-effective standards, policies and procedures involving all levels of the company have been developed and continue to be refined in response to these concerns."

Unocal also has extensive disclosure on climate change in its Form 10-K. It acknowledges that it faces regulatory constraints on GHG emissions in several countries where it operates that could result in "substantial" compliance costs for the company. "Although the Kyoto Protocol's fate is uncertain," Unocal states, "the European Union has indicated that its GHG cap-and-trade Emissions Trading System, which is set to start in 2005, will proceed." (Unocal has operations in the Netherlands and Canada, two countries that have ratified the Kyoto Protocol.)

Moreover, Unocal recognizes the possibility of domestic emissions constraints. "The United States has indicated that it does not intend to ratify the Kyoto Protocol, but it may take appropriate domestic action to reduce GHG emissions," it writes in its Form 10-K. "Some states have either passed or proposed GHG-related legislation, including limited, but mandatory, emission reduction requirements. In addition, GHG-related legislation is being considered in Congress."

Yet Unocal does not believe passage of such legislation would have only negative financial consequences for the company. On the contrary, it says in its Form 10-K, it could "benefit from a general shift away from GHG emission-intensive fuels, such as coal, and toward relatively cleaner natural gas and geothermal power. Natural gas and geothermal energy resources comprise a significant portion of Unocal's current global production."

In fact, Unocal is the global leader in the production of geothermal steam, tapped from beneath the Earth's surface. Unocal's development of this renewable resource also distinguishes it from other U.S. oil companies.

Its foray into renewable energy also opens possibilities with respect to emissions trading. As explained in its Form 10-K, "the Kyoto Protocol and similar policy frameworks allow credits from qualifying GHG emission-reduction projects to be sold to entities seeking compliance with anticipated GHG regulations... Such credits can provide an incentive for end-users to switch to the Company's less emissions-intensive fuels as well as encourage efficiency within Unocal's operations." Unocal also is pursuing projects that reduce GHG emissions from flaring and venting at production sites, with an eye toward amassing credits.

In order to maximize such opportunities, Unocal created a senior-level Climate Change Steering Team in 2002 to track GHG emissions, reduce those emissions and prepare for participation in emerging international GHG emissions trading markets. Toward this end, Unocal became the first U.S. oil and gas multinational company to join the International Emissions Trading Association; it undertook its first pilot-scale emissions transaction in 2002. Earlier this year, Unocal also created a new, full-time position within its Corporate Health, Environment & Safety Department to pursue emissions trading and hone its strategic responses to climate change.

* * *

UNOCAL CORPORATION

CORPORATE RESPONSIBILITY COMMITTEE

CHARTER

Purpose

The Board of Directors (the "Board")supports Unocal's *Vision and Values* statement as a strong commitment to corporate responsibility and recognizes the Board's key oversight role in ensuring that the statement is implemented. To assist in that oversight role, the Board established the Corporate Responsibility Committee (the "Committee"). Unocal's policies, practices, and programs, related to health, environment, safety, human resources, community relations and development, and ethical conduct are included in the Committee's area of responsibility.

Authority

The Committee shall have unrestricted access to all Unocal personnel and facilities and will be given the resources necessary to discharge its responsibilities.

Responsibilities

The Committee shall review:

- the Company's approach to implementing the relevant portions of the *Vision and Values* statement that relate to corporate responsibility;
- analyses of emerging corporate responsibility issues and changes in the strategic direction of Unocal's corporate responsibility programs, as appropriate;
- activities of corporate staff departments as they relate to the management of Unocal's corporate responsibility programs, including the periodic review of relevant Company policies, practices, and programs;
- legal or other matters involving health, environment, safety, human resources, community relations and development, or ethical conduct which could have a significant impact on the Company; and
- on an annual basis, the Company's compliance record related to corporate responsibility.
- coordinate as necessary with the Audit Committee to ensure effective oversight of all aspects of the Company's ethics and compliance programs.

Reporting

In regard to corporate responsibility issues, the Committee shall communicate with the Chief Executive Officer; President and Chief Operating Officer; Vice President, Public Policy, Health, Environment & Safety; Vice President, Human Resources; Comptroller; General Auditor; and Chief Legal Officer.

Meetings shall be scheduled and reports requested as deemed necessary by the Committee. The Committee shall report committee activities to the Board regularly.

Organization

The Committee shall consist of at least three non-management directors who the Board has affirmatively determined meet the independence requirements of the New York Stock Exchange. The Committee should meet not less than four times each year. The Committee Chairperson shall be appointed by the Board. Two members shall constitute a quorum.

Excerpt from the Company's Annual Report on Form 10-K For Year Ended 2003, Part I, Items 1. and 2., Pages 20-21.

ENVIRONMENTAL REGULATION

* * * * *

In 1997, the Third Conference of the Parties to the United Nations Framework Convention on Climate Change adopted the Kyoto Protocol, which sets legally binding commitments for developed, but not developing, nations to reduce their emissions of greenhouse gases (GHG) by 2008-2012. The Kyoto Protocol will come into force upon ratification by 55 parties, including developed country parties representing 55 percent of developed country emissions of GHG in 1990. At year-end 2003, the Kyoto Protocol had not achieved sufficient ratification to bring it into force. Currently, 120 developed and developing countries have ratified the Kyoto Protocol and its entry into force is now pending Russia's ratification. Among the developed countries that have ratified the Kyoto Protocol, Unocal currently conducts operations in Canada and the Netherlands. The United States has indicated that it does not intend to ratify the Kyoto Protocol, but it may take appropriate domestic action to reduce GHG emissions. Some states have either passed or proposed GHG-related legislation, including limited, but mandatory, emission reduction requirements. In addition, GHG-related legislation is being considered in Congress. Although the Kyoto Protocol's fate is uncertain, the European Union has indicated that its GHG cap-and-trade Emissions Trading System (ETS), which is set to start in 2005, will proceed. Other developed countries that have ratified have made similar commitments. Unocal also operates in many developing countries, primarily Thailand, Indonesia, Philippines, Bangladesh, China and Vietnam, where the Kyoto Protocol GHG reduction commitments or similar regulations are not expected to be adopted for some time. Although it is not possible to estimate the cost of complying with the emerging foreign and U.S. climate change programs, such costs could be substantial.

The Company should, however, benefit from a general shift away from GHG emission-intensive fuels, such as coal, and toward relatively cleaner natural gas and geothermal power. Natural gas and geothermal energy resources comprise a significant portion of Unocal's current global production. Also, the Kyoto Protocol and similar policy frameworks allow credits from qualifying GHG emission-reduction projects to be sold to entities seeking compliance with anticipated GHG regulations. GHG emission-reduction projects include flaring and venting reduction and switching from coal-fired power systems to natural gas or geothermal power. Such credits can provide an incentive for end-users to switch to the Company's less emissions-intensive fuels as well as encourage efficiency within Unocal's operations. The Company is continuing to analyze these developments.

Appendix D.2


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Global Climate Change

Updated April 20, 2004

"Unocal conducts its business in an efficient and environmentally responsible manner. We take the issue of global climate change and greenhouse gas emissions seriously. Cost-effective standards, policies and procedures involving all levels of the company have been developed and continue to be refined in response to these concerns."
Charles R. Williamson
Chairman, CEO & President
Unocal Corporation

Additional Information:

Unocal's Public Reporting
Netherlands
Canada

Unocal's Emission Reductions
United States
Indonesia
Netherlands
Canada

Greenhouse Gas (GHG) emissions and their possible effect on the global climate have become a subject of growing public debate. This is resulting in a number of voluntary, market-oriented and, in some cases, regulatory efforts to measure, report and reduce GHG emissions. Such GHG programs and potential constraints may have significant implications for the global energy industry. Whether you are an advocate of hydrocarbon use or alternative energy sources, hydrocarbon production and use will remain the world's primary energy resource for the foreseeable future - an energy resource that represents a significant share of global GHG emissions. While the public debate continues, Unocal will take responsible action to address GHG emissions as part of our business plan.

Accurately assessing the impact of climate change and potential GHG emission constraints on our business, however, is difficult until the various rules, programs and regulations become clarified. For example, natural gas - which comprises about two-thirds of Unocal's global energy reserves - may become more attractive and competitive if use of more GHG emissions-intensive fuels, such as coal, is discouraged through taxes or regulations. Geothermal energy - where Unocal has been a pioneer -- may similarly enjoy new market incentives. Alternatively, GHG emissions may be costly or difficult to reduce in certain jurisdictions where Unocal operates.

To understand this global issue, assess opportunities and mitigate potential risk, Unocal is taking action to address GHG emissions on several fronts:

- **We track and publicly report GHG emissions from our operations, with an emphasis on methane and carbon dioxide.** From 2000 to 2002, total annual GHG emissions amounted to about 9 million metric tons of CO2 equivalent. Going forward, we plan to strengthen our GHG inventory analysis and publicly disclose more details. (See discussion of **Unocal's public GHG reporting efforts**.)

- **We pursue responsible and cost-effective opportunities to control and reduce GHG emissions from our operations.** Efficiency and conservation in the production process makes good sense, both for the business and for the environment. Since 2000, the company's business units began developing specific goals and activities to reduce their energy use and GHG emissions beyond regulatory compliance. (See discussion of **Unocal's GHG emission reduction efforts**.)

- **We promote the use of natural gas, which is relatively abundant and the cleanest-burning fossil fuel.** In many cases, gas can displace more GHG emission-intensive downstream fuels, like coal, fuel oil and diesel. Natural gas, as a percentage of Unocal's global energy reserves, is expected to continue increasing from the current two-thirds.

- **We also promote renewable energy by continuing to develop geothermal energy -- an ultra low GHG emission**

electrical power source. Unocal has developed about 2,150 megawatts of geothermal power production capacity over more than 30 years. This has made us a global leader in geothermal production. Currently, Unocal is involved in projects producing about 1,100 MW, which since inception have produced about 110,000 GWh of renewable energy. This represents a reduction in GHG emissions of about 72 million tons of CO_2 equivalent (if compared to a coal- and gas-fired generation mix).

- **We will seek to participate in the emerging international GHG emissions trading markets.** In many countries, Unocal can sell GHG emission reductions (or carbon credits) thereby promoting internal operational efficiency as well as natural gas and geothermal use.

To pursue these objectives, Unocal has allocated significant resources to the climate change issue. A senior-level Climate Change Steering Team includes members from across the company. A Climate Change Working Group, consisting of environmental staff from each business unit, has spearheaded the development of the GHG inventory.


GHG Emissions Comparison (approximate)
Geothermal, Natural Gas, and Oil / Diesel all have lower emissions than Coal
GHG Emissions (Kg per Megawatt Hour)
1000
900
800
700
600
500
400
300
200
100
0
Coal
Oil / Diesel
Natural Gas
Geothermal
Source U S Department of Energy

Unocal is also involved in understanding and addressing climate change-related technical and policy issues by actively participating in the International Petroleum Industry Environmental Conservation Association, International Standards Organization, International Emissions Trading Association, the World Business Council for Sustainable Development, as well as the American Petroleum Institute. Unocal is also partnering with The Nature Conservancy, a global leader in forestry conservation and climate change policy.

Unocal's biannual Corporate Responsibility Reports, which are publicly available, provide further details about our approach to climate change. The policy debate on GHG may take years to reach consensus; we believe that by taking prudent, cost-effective, and responsible actions as outlined above we not only serve our stockholders well, but also the global environment.



Global Climate Change

Updated April 20, 2004

Unocal's Public GHG Reporting Efforts

Unocal tracks and publicly reports GHG emissions from its operations, with an emphasis on methane and carbon dioxide. From 2000 to 2002, total annual GHG emissions amounted to about 9 million metric tons of CO2 equivalent. Going forward, the company plans to strengthen its GHG inventory analysis and publicly disclose more details.

Examples of Unocal's public reporting efforts:

Netherlands: Unocal Netherlands reports GHG emissions through a joint government-industry effort administered through an Environmental Covenant and an Energy Efficiency Agreement. Details are contained in a recently published report (in Dutch) published by the joint government-industry group.

Canada: Canada's Voluntary Challenge & Registry (VCR) is a public-private partnership that encourages organizations from all sectors of the economy to accept greater accountability for greenhouse gas (GHG) generation and serve as a catalyst to ensure that Canada's overall climate change objectives are addressed through voluntary actions. VCR reports for Unocal's two Canadian business units – Northrock Resources Ltd. and Unocal Canada Limited are posted on their web site.

GLOBAL CLIMATE CHANGE HOME PAGE



Global Climate Change

Updated May 6, 2004

Unocal's GHG Emission Reduction Efforts

Unocal pursues responsible and cost-effective opportunities to control and reduce GHG emissions from its operations. Efficiency and conservation in the production process makes good sense, both for the business and for the environment. Since 2000, the company's business units began developing specific goals and activities to reduce their energy use and GHG emissions beyond regulatory compliance.

Examples of Unocal's emission reduction efforts:

United States: The US business units participate in the US EPA's Natural Gas STAR Program, which has produced aggregate methane emission reductions of about 700 mmcf/yr.

Indonesia: The Indonesia business unit has been reducing flaring/venting since 1998, including a major project in the Yakin field that was highlighted in a recent report by the International Finance Corporation (IFC) of the World Bank Group and workshop (see workshop details) held by the IFC and the Indonesian government.

Netherlands: An energy efficiency improvement of 25% was achieved in 2002 (compared with 1998), representing the best performance of any Dutch oil and gas company. Furthermore, in 2002 methane emissions were reduced by nearly 70% compared to 1990 levels mainly through vent/flare reduction.

Canada: Canada's Voluntary Challenge & Registry (VCR) is a public-private partnership that encourages organizations from all sectors of the economy to accept greater accountability for greenhouse gas (GHG) generation and serve as a catalyst to ensure that Canada's overall climate change objectives are addressed through voluntary actions. VCR reports, including emission reduction projects, for Unocal's two Canadian business units – Northrock Resources Ltd. and Unocal Canada Limited are posted on their web site.

GLOBAL CLIMATE CHANGE HOME PAGE

Appendix D.3



Improving People's Lives

PROGRESS REPORT 2002 – 2003

Corporate Responsibility at Unocal



Our Vision
To be the world's leading energy resource and project development company.

- Best People
- Best Partner
- Best Performance

To improve the lives of people wherever we work.

Our Values
- Honesty
- Integrity
- Excellence
- Trust

We welcome your feedback on any of the information presented in this report or on other topics of interest or concern. You can contact our Corporate Responsibility Program at **crp@unocal.com**.

For more information about Unocal, please go to **www.unocal.com**.

On the cover: Unocal Thailand employees Chawin Suebpradith (left) and Panalee Hattho participate in tree planting projects in Songkhla province.

Contents





Through our global partnership with Habitat for Humanity, hundreds of Unocal employees are helping build affordable homes for families in Texas, Alaska, Canada, Thailand and Indonesia — areas where the company has business operations.



Unocal has procedures in place to anticipate and mitigate risk, ensure regulatory compliance, and audit and monitor performance.

Environmental Stewardship

We are committed to operating our business in an environmentally responsible manner. This commitment is fundamental to our core values. Our focus is on operating safely and efficiently, minimizing pollution and producing clean energy. Unocal also works to address its environmental liabilities in a proactive manner.

TOXIC RELEASE INVENTORY

Under Section 313 of the U.S. Environmental Protection Agency's Emergency Planning and Community Right-to-Know Act, certain U.S. facilities that meet established thresholds for manufacturing, processing or otherwise using listed chemicals are required to report their releases, transfers and waste management activities annually. To date, there are more than 600 designated toxic chemicals and 30 chemical categories listed. The reports are submitted to the EPA and state governments. EPA compiles the data in an online, publicly accessible computerized Toxics Release Inventory (TRI). More information on TRI data is accessible at www.epa.gov/tri. The adjoining chart is a compilation of releases and off-site transfers by Unocal facilities subject to TRI reporting requirements. Primary factors contributing to the drop in TRI reportable releases stem from the sale of Unocal's refining and marketing business in April 1997 and our agriculture products business in September 2000.

Unocal data includes TRI pertaining to the Mountain Pass mine operated by Molycorp, a wholly owned subsidiary. Over the past five years, there has been a significant reduction in operational capacity at the mine, leading to lower reportable numbers.

Unocal TRI Data
Adjusted for facility sale and shutdown
(millions of pounds)



10
8
6
4
2
0
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002

ENVIRONMENTAL EXPENDITURES

We continue to move forward to address environmental issues for which we are responsible. The company commits substantial capital and operating expenditures for environmental protection and to comply with federal, state and local laws, as well as foreign laws regulating the discharge of materials into the environment and management of hazardous and other waste materials. Investigatory or remedial work is often required at various sites even though past operations generally followed practices and procedures that were considered acceptable under existing environmental laws and regulations, if any, at the time.

Environmental-related capital expenditures include additions and modifications to company facilities to mitigate and/or eliminate emissions and waste generation. Most of these capital expenditures are required to comply with federal, state, local and foreign laws and regulations. Our environmental-related capital expenditures were approximately $24 million in 2003, $22 million in 2002 and $19 million in 2001.

Unocal Environmental Expenditures


(millions of dollars)
Expense
Capital
600
500
400
300
200
100
0
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003

Some amounts have been restated from prior reports to conform to a consistent presentation of annual expenses.

Penalties Paid for Notices of Violations over $100,000


Fines (millions of dollars)
3.5
3
2.5
2
1.5
1
.5
0
1997 1998 1999 2000 2001 2002 2003







In Alaska and elsewhere, Unocal works diligently to ensure that its operations are safe, conducting frequent inspections of its pipelines and infrastructure.

Amounts recorded for environmental-related expenses were approximately $140 million in 2003, $170 million in 2002 and $175 million in 2001. These expenses were primarily for remediation provisions for estimated clean-up costs for the service station sites, distribution facilities and oil and gas fields located in Central California and Michigan that were formerly operated by Unocal and for the company's inactive Guadalupe oil field, the former refinery in Beaumont, Texas, and the decommissioning and decontamination of Molycorp's closed molybdenum and rare earth processing facilities in Washington and York, Pennsylvania.

FINES AND PENALTIES

In 2001 and 2002, Unocal paid $1.75 million and $105,600 respectively in fines and penalties to government agencies. In 2003, the company paid $327,991. The proceedings related to these settlements were initiated in prior years. The 2001 total included alleged violations of the Federal Clean Air Act at the company's former Los Angeles refinery marine terminal and provides for payment of civil penalties aggregating $1.75 million. The 2002 total also pertains to the former Los Angeles refinery. The 2003 total pertains to civil settlements between Unocal and the EPA regarding the claim that Unocal's Alaska facilities violated the National Pollutant Discharge Elimination System's (NPDES) general permit which allows the discharge of produced water, sanitary wastewater and domestic wastewater into the Cook Inlet under certain limitations and conditions.

As a further footnote to the 2003 settlement, in the summer of 2002, Unocal Alaska voluntarily undertook a review of its reporting records for the previous five years for all 12 of its oil and gas operating facilities in the Cook Inlet. Results indicated that clerical errors, sample omissions and permit violations had occurred. We reported our results to the EPA. By year-end 2003, we agreed to a consent agreement final order to resolve

The Nature Conservancy

• • • A Special Global Partner

The Nature Conservancy and Unocal are collaborating to involve local communities to build awareness and promote conservation and sustainable livelihoods in a "ridges to reefs" initiative in imperiled marine and terrestrial landscapes near Berau in the Indonesian province of East Kalimantan.

INDONESIA'S STRING OF PEARLS

By Scott Stanley
Program Manager in East Kalimantan, The Nature Conservancy

"How inappropriate to call this planet Earth, when clearly it is Ocean." — Arthur C. Clarke

Eastern Indonesian seas host nearly a quarter of the world's fish species, and provide highways, byways and breeding grounds for sea turtles, marine mammals and coral larvae. A unique nursery, these seas represent one of the hopes for replenishing coral reefs that have died during recent global bleaching incidents. This area is recognized by all major international marine science organizations as a global hotspot for biodiversity and is, as yet, unprotected and vulnerable.

Overharvesting poses the main threat to these marine riches. Dynamite and cyanide fishing decimates coral reefs, robs whales and dolphins of their food source and strips coral reef fish from the waters. Unsustainable shrimp hatcheries replace mangrove stands, bringing with them disease and pollution. Turtles are captured illegally for live markets and their eggs poached.



The Indonesian province of East Kalimantan and its waters are a priority conservation site. Conservancy staff are working alongside fishermen, village leaders and government officials to conserve fisheries around the Derawan Island chain, an archipelago near the Berau delta. Surveys around just two of these islands reveal at least 475 species of fish from 206 genera, ranging from the pygmy seahorse to the giant manta ray to an ethereal stingless jellyfish that is only found in one enclosed lagoon on Kakaban Island.

The seas around Derawan also host significant populations of commercially important species including shrimp, tunas and numerous species of reef fish. Collectively, the marine resources of the area could support multimillion dollar fishing industries, marine ecotourism and subsistence livelihood for tens of thousands of people. With the support from Unocal, The Nature Conservancy has completed construction of a marine monitoring and research station on Derawan Island for scientific applications and to engage the local community in conservation efforts.

The Nature Conservancy and local partners are raising awareness with fishing communities about the devastation that the increased capture of sharks for shark-fin soup has had on shark populations.

We've also leveraged Unocal funds to construct a visitor center at the Sungai Wain forest reserve near Balikpapan. The reserve provides habitat for the threatened sun bear.

The Nature Conservancy is using Unocal grant funds to test new reef-rehabilitation structures in the waters around the Derawan Island of Sangalaki. The structures are shaped like a star, a shape chosen to test the hypothesis that more structural complexity and edge surface increases coral recruitment and coral species diversity.

Conservancy staff are conducting training courses for coral reef monitoring and marine conservation, training Unocal volunteers and others to assist monitoring efforts for the elusive giant manta ray and other species.

Activities on the land have a tremendous impact on marine habitats. The Nature Conservancy promotes a "ridges to reefs" approach to conservation that seeks to ease external threats to an ecosystem. As part of this process, The Nature Conservancy identified East Kalimantan as containing some of the best remaining tropical forests on the entire island of Borneo as well as some of the last remaining habitat for the orangutan. Unocal support will aid in the conservation of lowland forest which serves as a critical orangutan habitat.

The Indonesian people, first and foremost, will decide whether the biodiversity of their country is maintained as they utilize their wealth of natural resources. Engaging local communities in East Kalimantan and elsewhere continues to be one of the greatest challenges and opportunities for The Nature Conservancy.

Business engagement helps in many ways. A company can lead by example by supporting the efforts of conservation organizations and making changes to its own corporate practices. It can also communicate the importance of conservation to employees, customers, suppliers, peers and the communities in which it operates.

In the end, the well-being of human communities and natural systems depend upon one another.

the permitting exceedances that had been discovered in the course of our internal audit. Throughout the review process, Unocal worked — and we continue to work — closely with the EPA on this issue. We are committed to our responsibilities as an operator in Cook Inlet and devote considerable effort to review procedures, identify risks and make the necessary modifications to ensure compliance.

UNOCAL'S CLIMATE CHANGE PROGRAM

Greenhouse gas (GHG) emissions and their possible effect on the global climate have become a subject of growing public debate. This is resulting in many voluntary, market-oriented and, in some cases, regulatory efforts to measure, report and reduce GHG emissions. Unocal takes these issues seriously. Such GHG programs and potential constraints may have significant impacts on the global energy industry because hydrocarbon production and use — which has been and is likely to remain the world's primary energy resource for the foreseeable future — represent a significant share of GHG emissions.

Unocal is addressing global climate change concerns by providing clean energy, monitoring GHG emissions and pursuing reasonable and cost-effective opportunities to control and reduce GHG emissions from our operations. We also participate in efforts to advance the emerging international emissions trading market for GHG emission reductions (carbon credits).

We are also involved in understanding and addressing climate change-related technical and policy issues by actively participating in the International Petroleum Industry Environmental Conservation Association, International Standards Organization, International Emissions Trading Association, the World Business Council for Sustainable Development, as well as the American Petroleum Institute. We are also collaborating with The Nature Conservancy, a global leader in forestry and climate change.


GHG Emissions Comparison
(approximate)
(Geothermal, natural gas, and oil/diesel all have lower emissions than coal)
Source: U.S. Department of Energy
GHG Emissions (Kg per megawatt hour)
1000
800
600
400
200
0
900
660
430
100
Coal
Oil/Diesel
Natural/Gas
Geothermal

Point of View



By Siriporn Chaiyasuta
Vice President and General Counsel
Unocal Thailand, Ltd., Bangkok

As a director of Unocal Foundation, I have a chance to interact with many organizations. Through the Foundation, our managers and employees have opportunities to relate more informally with host countries and gain insights and perspectives as to local needs, cultures and ways of life. This allows us to get to know the local people and develop a mutual sense of trust and respect with our communities.

In developing countries particularly, the Foundation's programs help people cope with a wide range of economic, social and health care challenges and empower them in bettering their quality of life. Through the Foundation, corporate managers and employees are encouraged to participate in different social settings. We thus see different issues, needs and opportunities than we might otherwise from a boardroom. Unocal Foundation and the Corporate Responsibility Steering Team have designed programs that give us great opportunities to work directly with real people and to be engaged in the work itself, which is far more beneficial for all involved than simply putting money in a "donation box."

I have been especially proud of the development of the Foundation's funding of special global partnerships. These longer term projects provide a vehicle through which Unocal demonstrates its commitment to benefit the countries in which it operates, addressing global issues that are relevant to the company in many of its operations. Recently approved grants to support planning for the Asian University for Women in Bangladesh and the University of Rhode Island Coastal Community Development Project in conjunction with the Save the Balikpapan Bay Foundation are good examples. These two actions underline Unocal's concern for education, women's rights and environmental quality in countries where foreign corporations are coming under closer scrutiny by governments and NGOs.

The Foundation also works with specific business units to pursue partnerships at the local, national or regional level that have particular impact in developing countries. An excellent example is the Vocational Center for Training project in Myanmar, an impressive project which I have seen for myself. Under this Foundation-funded program, tea shop boys in Yangon go to a school during their time off where they participate in a specially designed curriculum that does not require continuous attendance. In addition to basic education, they learn new skills and trades, such as carpentry, which will provide better paying and longer-term job options. This program is having a positive and immediate influence on the lives of many young people. Another noteworthy example is the Foundation's sponsorship of International Rights of the Child conferences in Myanmar. These conferences opened meaningful lines of communication that likely would not exist in the absence of corporate engagement. Projects like these empower communities and strengthen links between business and civil society.





Unocal is one of the world's largest private producers of geothermal energy — a renewable energy source.

PROVIDING CLEAN ENERGY

About two-thirds of Unocal's global hydrocarbon reserves are natural gas. Natural gas is the cleanest burning fossil fuel. As shown in the chart on page 29, a natural gas-fired power plant will emit about half the GHG emissions of a comparable coal-fired power plant and about three-fourths the emissions of a comparable oil-fired power plant.

Geothermal is a renewable energy source. A geothermal power plant emits about 10 percent of the emissions of a comparable coal-fired power plant. Unocal has developed about 2,150-MW of geothermal power production capacity over more than 30 years — or 27 percent of the world's installed geothermal capacity of approximately 8,000 MW. Currently, Unocal is involved in projects totaling about 1,100-MW, which since inception have produced about 110,000 GWh of renewable energy. This represents a reduction in GHG emissions of about 62 million tons of CO_2 equivalent (if compared to a combination of coal- and gas-fired generation).

☐ **Philippines:** Unocal pioneered geothermal development in the Philippines. Since 1979, the company has supplied steam to the 330-MW Tiwi and 426-MW Mak-Ban geothermal power plants, which together supply 15 percent of the electricity required by Luzon, the most populous island. These operations help make the Philippines the second largest producer of geothermal energy in the world.

☐ **Indonesia:** Unocal also explores and develops geothermal resources in Indonesia. In 1993, commercial operation of the 362-MW Salak project in Java began. Unocal supplies all the steam to the project and operates half of the power plant facility. Also, since 2001, a Unocal affiliate is a 50 percent shareholder and operator of the 110-MW Wayang Windu project in Java.


Unocal USA's
Methane Emissions Reductions
(Under EPA Natural Gas STAR Program)
Annual (MMCF)
(new emission reductions plus continuing emission reductions from past years)
Cumulative (MMCF)
(previous year's cumulative plus current year's annual totals)
Cumulative total (as of 2002) = 5,398 MMCF
2002 annual reductions = 656 MMCF
Millions of cubic feet (MMCF)
6000
5000
4000
3000
2000
1000
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

MONITORING AND REDUCING GHG EMISSIONS

Unocal is addressing the GHG emissions from our operations by developing accurate GHG emissions inventories, identifying emission reduction and energy efficiency improvement opportunities, implementing cost-effective initiatives and, for new projects, using designs based on advanced technology.

Unocal has been measuring its companywide emissions of greenhouse gases since 2000. For 2000, 2001 and 2002, total annual GHG emissions amounted to about 9 million metric tons of CO_2 equivalent annually.

Our business units are working hard to identify and implement projects to reduce their energy use and GHG emissions.

☐ **Canada:** Both Unocal Canada and Northrock have been participating in Canada's Voluntary Challenge and Registry Program (see http://challenge.vcr-mvr.ca/index). Reported emissions reduction measures include vapor recovery, reduced flaring, rerouting of gas during emergency shutdowns, installation of speed control on compressors and air instrumentation.

☐ **Netherlands:** Unocal Netherlands addresses environmental issues through a joint government-industry effort administered through an Environmental Covenant and an Energy Efficiency Agreement. Today, Unocal Netherlands has in place progressive, government-accepted conservation plans to minimize the environmental effects of oil and gas operations. Notably, an energy efficiency improvement of 25 percent was achieved in 2002 (compared to 1998), representing the best performance of any Dutch oil and gas company. In 2002, methane emissions were reduced by nearly 70 percent compared to 1990 levels (mainly through flare/vent reduction).

☐ **Indonesia:** Since 1998, Unocal's oil and gas operations in Indonesia have pursued gas flare/vent reductions, including a single project that will conserve a total of 6.2 billion cubic feet of gas that would have otherwise been flared/vented.

☐ **Thailand:** Unocal, one of Thailand's largest energy producers, provides clean-burning natural gas to various power plants which together supply about 30 percent of Thailand's electricity. Unocal's efforts contribute to Thailand's sustainable development by helping realize the economic and environmental benefits of an indigenous energy source while reducing demand for more emissions-intensive alternatives like coal and diesel.

☐ **United States:** Unocal participates in the EPA's Natural Gas STAR program, a voluntary program to reduce methane emissions from the oil and gas production and transmission sectors. (For more on the STAR program, see page 32).

CATALYZING REDUCTIONS IN GREENHOUSE GAS EMISSIONS

Unocal is participating in the emerging GHG emission trading market as a means to catalyze reductions in GHG emissions, commercialize clean but low-ROI projects and promote efficiency — particularly in our developing country business units. A relatively clean, low-emission project or activity that reduces GHG emissions below a reasonably expected baseline scenario produces emission reductions. A range of efficiency activities — such as reducing flares/vents and fugitive emissions — and displacing emissions-intensive fuel types like coal and oil with gas or geothermal can potentially qualify for GHG emission-reduction credits.



Volume of Global Project-Based Carbon Credit Trades Per Year
(in millions of tonnes of CO2 equivalent)
70
60
50
40
30
20
10
0
1996 1997 1998 1999 2000 2001 2002 2003
up to Q3
(Source: World Bank 2003)

Such emission reduction credits are being purchased by developed countries in order to comply with expected regulations or, in some cases, satisfy voluntary commitments. Possible buyers include individual companies, governments or multilateral institutions like the World Bank. In 2002, Unocal undertook a pilot-scale emissions credit transaction and continues to pursue others. Emissions trading and selling carbon credits from eligible projects are new concepts and everyone continues to learn. Through these early activities, Unocal hopes to:

- Add new value — both environmental and economic — to clean projects, including downstream projects of its gas customers.
- Help commercialize marginal — but environmentally beneficial — projects, especially efficiency opportunities.
- Improve the competitiveness of gas and geothermal power.
- Strengthen relationships with host country governments and other national and international stakeholders.

In general, increasing natural gas consumption can create significant reductions in emissions because gas typically displaces existing (or planned) emissions from more GHG-intensive fuels. When Unocal gas displaces more GHG-intensive fuels — which typically occur in countries where Unocal works, like Thailand — a significant number of carbon credits can be generated. Similarly, carbon credit value also improves the





Unocal pioneered geothermal development in the Philippines, providing the country with a clean, reliable and cost-efficient power source.

commercial prospects of geothermal. In Indonesia, Unocal has a portfolio of two geothermal projects and a flare/vent reduction project that are potentially eligible for selling carbon credits. In 2003, the International Finance Corporation of the World Bank Group used a Unocal Indonesia flare/vent reduction project as a case study for a report analyzing oil and gas sector projects potentially eligible to sell emission credits. In the Philippines, opportunities are being considered in Unocal's existing geothermal operations.

BUILDING CAPACITY TO PARTICIPATE IN THE EMISSIONS TRADING MARKET

Unocal, the first U.S. oil and gas multinational to join the International Emissions Trading Association (IETA), has been actively seeking to understand and participate in the emerging GHG emissions market. Through such international trading, it is expected that GHG reductions can be achieved cost-effectively. Unocal Netherlands is set to participate in Europe's GHG Emissions Trading Scheme (ETS), when it starts in 2005.

Institutionally, Unocal has been active in assisting the Indonesian, Thai and Philippine governments and other key local stakeholders to understand and benefit from the emerging emissions trading market. Unocal's assistance helps strengthen our relationships with a wide range of government agencies and other stakeholders, including NGOs, in countries where Unocal works. It also provides governments with

A CLOSER LOOK AT UNOCAL'S PARTICIPATION IN THE STAR PROGRAM

Unocal participates in the U.S. EPA's Natural Gas STAR program, a flexible, voluntary partnership between EPA and the U.S. domestic oil and natural gas industry. Through the program, EPA works with production, processing and transmission and distribution companies to identify and promote the implementation of cost-effective technologies and practices to reduce emissions of methane or natural gas. Today, the program has over 90 partner companies and is endorsed by 11 major industry trade associations. Since the program began in 1993, Natural Gas STAR partners have eliminated more than 176 billion cubic feet of methane emissions. The collective achievements of Natural Gas STAR partners send a message that voluntary activities can be a cost-effective means to meet important environmental goals.

Typical emission reduction projects of the STAR program include air instrumentation, tank battery consolidation, vapor recovery systems, replacement of high bleed pneumatic devices and flash tank separators on glycol systems. Unocal has been concentrating on air instrumentation because it produces relatively large reductions at reasonable costs.




A participant in EPA's Natural Gas STAR program since 1998, Unocal's Gulf Region shares emission reduction methodologies with the company's business units and other energy producers.




Installation of air instrumentation at our Keystone, Texas, gas storage facility has reduced natural gas emissions by 4,604 mcf per year. Unocal will evaluate several platforms in the Gulf of Mexico for similar upgrades.

Since becoming a STAR partner in 1998, we have implemented a number of efficiency projects resulting in annual methane reductions of more than 650 million standard cubic feet (MMCF) per year and a cumulative total of 5,398 MMCF. (See chart on page 30).

While the STAR program targets U.S. operations, our participation enhances Unocal's worldwide GHG reduction efforts through information exchange about tangible project experiences and best management practices. Our internal Global Climate Change Working Group and other environmental staff regularly share STAR information. Through such exchanges, STAR concepts are becoming institutionalized throughout the company. For example, a Gulf Region Fuel/Vent Gas Reduction team was recently formed to identify and review all aspects of verifiable emissions reduction opportunities and methodologies. Unocal also collaborates with EPA in promoting the benefits of the STAR program to other energy companies.

greater capacity and understanding to successfully participate in the emissions trading market on their own.

SAFETY AND ENVIRONMENTAL AWARDS

Four Unocal-operated companies were among the 17 U.S. pipeline companies honored for excellence in safety and environmental performance at the annual American Petroleum Institute (API) Pipeline Conference in Houston in April 2003. The Unocal companies receiving these API pipeline safety awards were:

- **Chicap Pipeline Company,** Sugar Land, Texas;
- **Cook Inlet Pipe Line Company,** Anchorage, Alaska;
- **Unocal Pipeline Company,** Sugar Land, Texas;
- **Whitecap Pipeline Company,** Sugar Land, Texas.

Receiving these awards demonstrates — and reinforces — a commitment to a safe working environment and shows that adherence to strict OMS safety procedures gets results.

EMERGENCY RESPONSE DRILL IN THE GULF OF MEXICO

Emergency preparedness is an essential part of doing business at Unocal. That's why we were pleased to sponsor and actively participate in the May 2002 MEXUS incident response drill in the Gulf of Mexico.

MEXUS is a joint contingency plan between the U.S. and Mexico for pollution response in the marine environment. This was the first oil spill response exercise conducted under the MEXUS agreement. The drill included personnel from the U.S. Coast Guard, the Mexican Navy, the Texas General Land Office, the U.S. Department of Interior and Pemex, the Mexican Petroleum Company, among many others.

This exercise tested Unocal's readiness to respond to a major oil spill close to or in Mexican waters. While we hope such a spill never occurs, we take very seriously the need for a coordinated incident response capability with U.S. and Mexican agencies. Unocal gained valuable information from the drill, which involved more than 200 people working over three days at a simulated command center on South Padre Island, Texas. Response vessels were also deployed for the exercise. We were able to see what works, what doesn't and what technologies and relationships are needed to improve our overall response, should an incident occur within our operations in the Gulf region.



Point of View



By Glen Golla
Operations Process Manager
Mak-Ban Asset, Philippines

I started my career at Philippine Geothermal Inc. (PGI) as a contractual wellsite geologist. During the mid-1990s, I was part of the team that conducted exploration work in Kalinga, a province in Northern Philippines. Aside from extremely difficult terrain, Kalinga is populated predominantly by cultural minorities who belong to different tribes so varied and diverse that each community represents a particular tribe. The work had a social acceptance component. For each community that we covered, we had to deal with a different set of leaders and cultural norms.

To be fully prepared, we engaged an anthropologist who was an expert on the indigenous people of Northern Philippines. We studied their culture and traditions, what's politically and socially acceptable and what's not. Working on the ground, I soon learned that winning the hearts and minds of the people was not very difficult so long as we stayed true to what we told them we would do. I went through the same learning curve when I took part in the exploration work at Aceh in Northern Sumatra. Though I was in a foreign land, the experience and skills gained previously in the Philippines gave me useful insights.

Three years ago, I was appointed operations process manager of Mak-Ban Asset (one of two geothermal projects PGI operates for NPC, the state-owned utility). This move posed a major challenge. With the new job came the responsibility of running the day-to-day operations of the Mak-Ban geothermal field. In addition, I work closely with community leaders and provide a "human face" for PGI. My job was made easier largely because of the community development programs we have in place and the cordial relations we've nurtured with our host communities over the years. A key learning has been that earning people's trust is a necessary requisite in establishing lasting relationships and earning community acceptance.

It hasn't been a complete bed of roses. We've had our share of difficult conversations with people in the community. These were often resolved by being good listeners and finding solutions that conform to the socio-cultural norms of the area.

For the way forward, we are forming the Mak-Ban Area Development Council. This is a multisectoral approach we've adopted to oversee the integrated planning and development of our host communities. It is also a venue for discussion of current and emerging issues.

By mid-year, I'm off to my new job as geoscience manager of the Resource Management Department. With my field operations background, I now have a balanced appreciation of the technical and operational aspects of PGI's business. This time, I will focus on the geoscience community.

For a technical person, partnering with the community has given me a valuable perspective. Contributing to improving people's lives has been an enriching experience. I'm proud to be part of a company that cares.

RECEIVED
2005 MAR 14 PM 3:12
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE



Bryan J. Pechersky
Corporate Secretary
Tel: 310.726.7753
Fax: 310.726.7696
bpechersky@unocal.com

March 11, 2005

BY FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Unocal Corporation
Withdrawal of No-Action Letter Dated January 20, 2005 Regarding Greenhouse Gas Stockholder Proposal

Ladies and Gentlemen:

On January 20, 2005, Unocal Corporation (the "Company") submitted to the Commission a no-action letter pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 regarding the inclusion in the Company's 2005 proxy statement of a greenhouse gas stockholder proposal submitted by Christian Brothers Investment Services, Inc. and other co-filers. The Company and the proponents have reached an agreement whereby the proponents have withdrawn their proposal. Consequently, the Company hereby withdraws its no-action letter effective immediately.

For further information, please contact the undersigned at (310) 726-7753.

Sincerely,

Bryan J. Pechersky
Corporate Secretary and Deputy General Counsel

cc: See Attached Proponent List

Mr. John K.S. Wilson
Director – Socially Responsible Investing
Christian Brothers Investment Services, Inc.
90 Park Avenue, 29th Floor
New York, New York 10016-1301

Sister Lillian Anne Healy, CCVI
Director of Corporate Social Responsibility
Sisters of Charity of the Incarnate Word
P. O. Box 230969
6510 Lawndale
Houston, Texas 77223-0969

Ms. Patricia A. Daly
Corporate Responsibility Representative
Sisters of St. Dominic of Caldwell New Jersey
Office of Corporate Responsibility
52 Old Swartswood Station Road
Newton, New Jersey 07860-5103

Ms. Neva R. Goodwin
c/o Farha-Joyce Haboucha
Rockefeller & Co., Inc.
30 Rockefeller Plaza
New York, New York 10112

Sister Katherine Marie Glosenger, RSM
Treasurer
Sisters of Mercy of the Americas
2039 North Geyer Road
St Louis, Missouri, 63131-3399

Sister Irene Senn
Corporate Responsibility Agent
The Sisters of St. Francis of Assisi
3221 South Lake Drive
St. Francis, Wisconsin 53235-3799

Mr. Jerry Gabert
Treasurer and Vice President of Finance
Unitarian Universalist Association of Congregations
25 Beacon Street
Boston, Massachusetts 02108



Kerry E. Branch
Assistant Counsel
Tel (310) 726-7764
Fax (310) 726-7875

March 14, 2005

BY FEDERAL EXPRESS
AND FACSIMILE (202-942-9525)

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Heather Maples, Special Counsel

Re: **Unocal Corporation**
Withdrawal of No-Action Letter Dated January 20, 2005 Regarding Greenhouse Gas Stockholder Proposal

Dear Ms. Maples:

As requested, attached is a copy of the letter from Christian Brothers Investment Services, Inc. and other co-filers withdrawing their greenhouse gas stockholder proposal.

For further information, please contact the undersigned or Bryan Pechersky, Corporate Secretary and Deputy General Counsel, at (310) 726-7753.

Sincerely,

Kerry E. Branch
Assistant Counsel

Enclosures

cc: Mr. John K.S. Wilson
Director -- Socially Responsible Investing
Christian Brothers Investment Services, Inc.
90 Park Avenue, 29th Floor
New York, New York 10016-1301



CBIS

Christian Brothers Investment Services, Inc.

March 3, 2005

Mr. Brian Marcotte
Vice President, Public Policy
Health, Environment & Safety
2141 Rosecrans Avenue
Suite 4000
El Segundo, CA 90245

Dear Brian:

This letter formally withdraws the shareholder resolution filed by Christian Brothers Investment Services, Inc., and its co-filers, regarding Climate Change for the Unocal 2005 annual meeting. As per your request, copies of this letter have been distributed to co-filers with instructions to forward a signed copy to the company.

We would take this opportunity to thank you for your continued participation in dialogue with shareholders. We believe that the issue of climate change is a critical one for the company, and look forward to the continued exchange of views on this topic.

We are agreed to the following:

- CBIS will present a brief statement at the annual meeting. John Wilson plans to represent the group personally, but will inform you if plans change.
- The ICCR dialogue group will host a meeting between Unocal representatives and climate scientists to discuss the current state of the science on climate change. The Unocal dialogue group will include both technical experts and senior managers. We are currently in the process of arranging this meeting.
- The ICCR dialogue group and the company will schedule one or more meetings with the company for later in 2005, on topics to be agreed upon later. The company team will consist of Brian Marcotte, John Creighton, Tony DiNicola.

I look forward to our future discussions. Please call with any questions.

Sincerely,

John K. S. Wilson
Director – Socially Responsible Investing

New York
90 Park Avenue
29th Floor
New York, NY
10016 - 1301
Tel: (800) 592-8890
Tel: (212) 490-0800
Fax: (212) 490-6092

Chicago
1200 Jorie Boulevard
Suite 210
Oak Brook, IL
60523 - 2262
Tel: (800) 321-7194
Tel: (630) 571-2182
Fax: (630) 571-2723

San Francisco
One Embarcadero Center
Suite 500
San Francisco, CA
94111 - 1111
Tel: (800) 754-8177
Tel: (415) 623-2080
Fax: (415) 623-2070

www.cbisonline.com

Co-Signed:



Sr. Patricia Daly
Sisters of St. Dominic of Caldwell, NJ

Neva Goodwin
Rockefeller and Co.

Jim Gunning
Unitarian Universalist Association

Sr. Lillian Anne Healy, CCVI
Congregation of the Sisters of Charity of the Incarnate Word, Houston

Jennifer Ross
Sisters of Mercy of St Louis Region

Irene Senn
Sisters of St Francis of Assisi

Co-Signed:

____

Sr. Patricia Daly
Sisters of St. Dominic of Caldwell, NJ

Neva Goodwin
____

Neva Goodwin
Rockefeller and Co

____

Jim Gunning
Unitarian Universalist Association

____

Sr Lillian Anne Healy, CCVI
Congregation of the Sisters of Charity of the Incarnate Word, Houston

____

Jennifer Ross
Sisters of Mercy of St Louis Region

____

Irene Senn
Sisters of St. Francis of Assisi

Co-Signed:

Sr. Patricia Daly
Sisters of St. Dominic of Caldwell, NJ

Neva Goodwin
Rockefeller and Co.



Jerry Gabert, Treasurer
Unitarian Universalist Association

Sr. Lillian Anne Healy, CCVI
Congregation of the Sisters of Charity of the Incarnate Word, Houston

Jennifer Ross
Sisters of Mercy of St. Louis Region

Irene Senn
Sisters of St. Francis of Assisi

Co-Signed:

Sr. Patricia Daly
Sisters of St. Dominic of Caldwell, NJ

Neva Goodwin
Rockefeller and Co.

Jim Gunning
Unitarian Universalist Association

Sr. Lillian Anne Healy, CCVI
Congregation of the Sisters of Charity of the Incarnate Word, Houston

Sr. Katherine Marie Glosenger, RSM
Sisters of Mercy of St. Louis Region

Irene Senn
Sisters of St. Francis of Assisi

Co-Signed:

Sr. Patricia Daly
Sisters of St. Dominic of Caldwell, NJ

Neva Goodwin
Rockefeller and Co.

Jim Gunning
Unitarian Universalist Association

Sr. Lillian Anne Healy, CCVI
Congregation of the Sisters of Charity of the Incarnate Word, Houston

Jennifer Ross
Sisters of Mercy of St. Louis Region



Irene Senn
Sisters of St. Francis of Assisi



CONGREGATION
of the
SISTERS of CHARITY of the INCARNATE WORD
P.O. BOX 230969 • 6510 LAWNDALE • HOUSTON, TEXAS 77223-0969
(713) 928-6053 • (713) 921-2949 FAX

March 10, 2005

Kerry E. Branch, Assistant Counsel
Unocal Corporation
2141 Rosecrans Ave., Suite 4000
El Segundo, CA 90245

VIA FACSIMILE & MAIL

Dear Mr. Branch,

The Congregation of the Sisters of Charity of the Incarnate Word, Houston wishes to withdraw the shareholder resolution on Climate Change submitted to Unocal Corporation for the 2005 annual meeting, and hereby, notify the corporation of this decision.

Sincerely,

Sister Lillian Anne Healy, CCVI
Director of Corporation Responsibility

/jch

cc: John K. Wilson, Christian Brothers Investment Services
David Schilling, Director, Global Corporate Accountability Program



2141 Rosecrans Avenue, Suite 4000, El Segundo, CA 90245
Tel. No. (310) 726-7757; Fax No. (310) 726-7875

fax transmittal

to:	Securities and Exchange Commission
fax:	(202) 942-9525
from:	Kerry E. Branch (310) 726-7764
date:	March 14, 2005
pages:	including cover sheet (9)

MESSAGE:

CONFIDENTIALITY NOTICE:

VERIFY : (310) 726-7757